Free Writing Prospectus
Filed Pursuant to Rule 163
Registration No 333-159682
Press Release
Mariner Energy Announces Proposed Public Offerings of Common Stock and Senior Notes
HOUSTON, June 2, 2009 /PRNewswire-FirstCall via COMTEX/ — Mariner Energy, Inc. (NYSE: ME) today announced that it intends to offer, subject to market and other conditions, 10 million shares of its common stock and $250 million in aggregate principal amount of its senior notes due 2016 through concurrent underwritten public offerings. Mariner expects to grant the underwriters a 30-day option, solely to cover over-allotments, to purchase up to an additional 1.5 million shares of its common stock. Net proceeds from the offerings are expected to be used to repay debt under Mariner’s secured bank credit facility and for general corporate purposes. Mariner cannot provide assurance regarding the amount of senior notes to be issued, if any, until the senior notes offering has been completed.
The offerings are being made pursuant to an effective shelf registration statement filed with the U.S. Securities & Exchange Commission (SEC). For each offering, a prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC and available on its website at http://www.sec.gov. Neither of the offerings is contingent upon consummation of the other offering.
Credit Suisse, J.P. Morgan, and Merrill Lynch & Co. are acting as joint book-running managers for the common stock offering. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 800-221-1037; J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by calling 718-242-8002, or by faxing to 718-242-8003; or Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, or by calling 212-449-1000.
Credit Suisse, Bank of America, J.P. Morgan, Wachovia Securities and Citi are acting as joint book-running managers for the senior notes offering. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 800-221-1037; Bank of America Securities LLC, Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, NY 10001; J.P. Morgan Securities Inc., ADP IDS, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Post-Sale Fulfillment, or by calling 212-834-4533; Wachovia Securities at 301 South College Street, 6th Floor, Charlotte, NC 28202, Attn: High Yield Syndicate; or Citi, Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling 800-831-9146 or by emailing to batprospectusdept@citi.com.

This news release is neither an offer to sell nor a solicitation of an offer to buy any securities of Mariner and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.
About Mariner Energy, Inc.
Mariner Energy is an independent oil and gas exploration, development, and production company headquartered in Houston, Texas, with principal operations in the Permian Basin and the Gulf of Mexico. For more information about Mariner, visit the company’s website at www.mariner-energy.com.
Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that Mariner assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. Our forward-looking statements generally are accompanied by words such as “may”, “will”, “estimate”, “project”, “predict”, “believe”, “expect”, “anticipate”, “potential”, “plan”, “goal”, or other words that convey the uncertainty of future events or outcomes. Forward-looking statements provided in this press release relate to, among other things, the offering of Mariner common stock and senior notes, the expected maturity date of the notes and use of proceeds from both proposed offerings. These forward-looking statements are based on Mariner’s current belief based on currently available information as to the outcome and timing of future events and assumptions that Mariner believes are reasonable. Mariner does not undertake to update its guidance, estimates or other forward-looking statements as conditions change or as additional information becomes available. Mariner cautions that its forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development, production and sale of oil and natural gas. These risks include, but are not limited to, price volatility or inflation, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks described in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and other documents filed by Mariner with the SEC. Any of these factors could cause Mariner’s actual results and plans of Mariner to differ materially from those in the forward-looking statements. Investors are urged to read the Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and other documents filed by Mariner with the SEC.
SOURCE: Mariner Energy, Inc.
http://www.mariner-energy.com
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Mariner has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mariner has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus if you request it by calling (713) 954-5500.